

12887849 DC

Act: 1934
Section: 12(g)
Rule:
Public Availability: 11/21/2005

November 21, 2005

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE

Re: WinCo Foods, LLC and WinCo Holdings, Inc.
Incoming letter dated November 16, 2005

Based on the facts presented, the Division will not raise any objection if WinCo Foods, LLC ("WinCo") does not comply with the registration requirements of Section 12(g) of the Securities Exchange Act of 1934 (the "Exchange Act"), with respect to options granted and to be granted pursuant to the 2004 WinCo Holdings, Inc. Option Plan (the "Plan") in the manner and subject to all terms and conditions set forth in your letter. This position will remain in effect until the date at which WinCo or WinCo Holdings, Inc. otherwise becomes subject to the Exchange Act registration or reporting requirements with respect to any other class of securities.

This position is based on the representations made to the Division in your letter. Any different facts or conditions might require the Division to reach a different conclusion. Further, this response only represents the Division's position on enforcement and does not purport to express any legal conclusion on the question presented.

Sincerely,

Robert Plesnarski
Deputy Chief Counsel

PROCESSED
NOV 29 2005

RECD S.E.C.
NOV 2 3 2005
1086



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 21, 2005

Mail Stop 3010

Michael L. Weiner
Holland & Hart LLP
555 17th Street, Suite 3200
Denver, Colorado 80202-3979

**RE: WinCo Foods LLC.
WinCo Holdings, Inc.**

Dear Mr. Weiner:

In regard to your letter of November 16, 2005, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

David Lynn
Chief Counsel



Michael L. Weiner

Phone (303) 295-8526
Fax (303) 672-6511
mweiner@hollandhart.com

November 16, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Avenue
Washington, D.C. 20549

Re: WinCo Foods, LLC and WinCo Holdings, Inc.

Ladies and Gentlemen:

On behalf of WinCo Foods, LLC, a Delaware limited liability company ("WinCo") and WinCo Holdings, Inc., an Idaho corporation ("Holdings"), we hereby apply for an exemption or no-action relief under Section 12(h) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), from the registration requirements of Section 12(g) of the Exchange Act with respect to options WinCo has issued and may issue in the future, in the manner and subject to the terms and conditions set forth below, to certain employees (including Leased Employees, as defined below), managers/directors and consultants under the 2004 WinCo Holdings, Inc. Option Plan (the "Option Plan"). Neither WinCo nor Holdings currently intends to conduct a public offering of its securities or otherwise become a public company.

Background

WinCo operates a regional retail grocery chain primarily utilizing the "discount grocery" store format. Its stores sell an extensive line of first quality, brand-name and private-label groceries and other merchandise, as well as fresh meats, baked goods and produce. As of April 2, 2005, WinCo operated a total of 48 stores in the states of Idaho, Oregon, Nevada, Washington and California.

WinCo has, on a consolidated basis, approximately $847 million in total assets as of April 2, 2005. In addition, WinCo had in excess of $2.4 billion in sales for the fiscal year ended April 2, 2005 and net earnings of approximately $98.0 million for the year ended April 2, 2005.

WinCo is a subsidiary of Holdings, formerly known as WinCo Foods, Inc. Holdings was originally founded in Boise, Idaho in 1968. In December 1985, the WinCo Foods,



Inc. Employee Stock Ownership Plan (the "ESOP") bought a controlling interest in Holdings.

WinCo was formed as part of a series of transactions in April 2004 (collectively, the "Restructuring Transaction") which restructured Holdings. As part of the Restructuring Transaction, Holdings transferred its grocery store and related operations to its then wholly-owned subsidiary, WinCo. The purpose of the Restructuring Transaction was to (1) enable Holdings to purchase shares of Holdings' common stock beneficially owned by certain significant stockholders; (2) increase employee ownership of WinCo; and (3) achieve a more efficient financial and tax structure for both Holdings and WinCo.

Holdings employs approximately 8,000 people as of April 2, 2005. Holdings leases all but 21 employees to WinCo pursuant to an employee leasing agreement (the "Leased Employees"). All of WinCo's employees are Leased Employees. Leased Employees are eligible participants under the Option Plan, pursuant to which Holdings may request that WinCo issue options exercisable for interests in WinCo. WinCo may disregard such request, resulting in no option being issued. References to "employees" in this letter include Leased Employees, unless otherwise specified.

Following the Restructuring Transaction, Holdings owns approximately 82.5% of WinCo. The ESOP is the sole shareholder of Holdings. As of April 2, 2005, entities affiliated with Endeavour Capital, a venture capital fund ("Endeavour"), own in the aggregate approximately 5.4% of WinCo and individual members own approximately 12.1% of WinCo. Holders of options have the right to acquire approximately 7.5% of WinCo on a fully diluted basis, as of April 2, 2005. In addition, warrants have been issued to three of the Endeavour entities that own Class E Units and to two additional Endeavour entities, which entitle those entities to acquire in the aggregate an additional 1.1% of WinCo on a fully diluted basis, as of April 2, 2005. Holders of bonus awards issued under the 2004 WinCo Holdings, Inc. Bonus Plan (the "Bonus Plan") have the right to receive approximately 0.4% of WinCo on a fully diluted basis, as of April 2, 2005.

WinCo has approximately 117 members holding its Class A, B, C, and E limited liability company units. Holdings owns all of the Class B Units, and four entities affiliated with Endeavour own all of the Class E Units. Of the 112 remaining members, 92 are current or former employees or managers/directors of WinCo or Holdings, 17 are giftees or inheritors of units from current or former employees or managers/directors of WinCo or Holdings, and 3 are unaffiliated third parties who acquired units directly from former employees of Holdings. WinCo also has approximately 388 holders of options to purchase Class A Units under the Option Plan and approximately 49 holders of bonus awards to receive Class A Units under the Bonus Plan. All of the options and bonus awards are held by current employees or managers of WinCo or Holdings. Options and



bonus awards do not provide the holder with any voting rights. Except as disclosed above, WinCo does not have other outstanding units. WinCo relied on Section 4(2), Regulation D and/or Rule 701 under the Securities Act of 1933, as amended (the "Securities Act"), for exemptions from the registration requirements of such act for all of the above issuances.

We are of the opinion that neither the Class A Units, the bonus awards, nor any other classes of units or warrants currently outstanding are part of the same class of securities as the options granted under the Option Plan. The scope of relief we are requesting on behalf of WinCo and Holdings concerns only options to purchase Class A Units of WinCo under the Option Plan.

Option Plan

The Option Plan and the Bonus Plan are currently the only equity compensation plans pursuant to which employees, managers, directors and consultants of Holdings or WinCo can receive option or bonus awards. WinCo does not have any equity incentive plans and Holdings does not have any other equity incentive plan, other than the ESOP. However, ESOP participants do not have an opportunity to receive equity in WinCo or Holdings through the ESOP; they can only receive cash through the ESOP.

Summary of Option Plan

The purpose of the Option Plan is to further the growth and development of Holdings and WinCo and to afford an opportunity for ownership of Class A Units of WinCo to all eligible employees, managers/directors and consultants of WinCo and Holdings who are selected to receive options by the Board of Directors of Holdings (the "Board") or a committee of the Board in accordance with the terms of the Option Plan. Eligibility requirements are described in greater detail under Section 6 of the Option Plan. It has been the policy of the Board to only grant options to those employees that have attained the position of department manager at an individual retail store, salaried employee, the equivalent or higher.

The maximum number of Class A Units which may be granted pursuant to the Option Plan is 4,400,000 units. The number of Class A Units available for issuance is subject to adjustment to prevent dilution in the event of recapitalizations, unit splits or other changes in the capitalization of WinCo. The Option Plan does not provide for the grant of stock appreciation rights. Holdings and WinCo have not issued any stock appreciation rights or other similar rights under the Option Plan or otherwise. Each of Holdings and WinCo acknowledge that they will not grant stock appreciation rights under the Option Plan or otherwise so long as they are relying on the relief requested in



this letter. Holdings and WinCo undertake to notify the Staff prior to granting stock appreciation rights under the Option Plan or otherwise.

The Option Plan is administered by the Board or, in the event the Board shall appoint and/or authorize a committee of three or more natural persons serving at the pleasure of the Board, by such committee (the "Plan Administrator"); provided, however, that any grant of an option under the Option Plan is subject to approval by the Board of Managers of WinCo. (See Section 13.5 of the LLC Agreement). WinCo actually issues the options as requested by the Board and approved by the Board of Managers (See Section 7.1 of the Option Plan). If the Board of Managers does not approve an option, no option is issued. Except for the terms and conditions set forth in the Option Plan, and subject to applicable provisions of the Internal Revenue Code of 1986, as amended (the "Code") and the regulations promulgated thereunder and administrative and judicial interpretations of the Code, the Board or the Plan Administrator, if one is appointed, shall have the authority, in its discretion, to determine all matters relating to the options to be granted under the Option Plan, including, without limitation, selection of the individuals to be granted options, the number of Class A Units to be subject to each option, the exercise price per unit, the timing of grants and all other terms and conditions of the options. Options granted pursuant to the Option Plan have been granted on uniform terms except for price, which is based on fair market value of the Class A Units on the date of grant. Options granted under the Option Plan will not be granted to consultants of WinCo or Holdings unless such grants are in compliance with Rule 701 of the Securities Act.

Under the Option Plan, optionees receive the right to purchase a specified number of Class A Units at a specified exercise price and subject to such other terms and conditions as are specified in connection with the option grant. Options may be granted at an exercise price which may be less than, equal to or greater than the fair market value of Class A Units on the date of grant; provided, that such option price shall not be less than twenty-five percent (25%) of the fair market value of the Class A Units on the date of grant.[1] In the past, WinCo has granted options with exercise prices below the fair market value of Class A Units; however, beginning in this fiscal year, the Board intends to grant options with an exercise price equal to the fair market value of the Class A Units on the date of grant. The exercise price may be paid in cash or, if approved by the Board, by the exchange of units.

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[1] Section 7.4 of the Option Plan provides that the fair market value of Class A Units that are not traded on an established stock exchange or the Nasdaq National Market is determined in good faith by the Board of Directors in its discretion, by applying any reasonable valuation method. The Board relies on an appraisal of WinCo units to determine fair market value. An independent valuation expert engaged by the ESOP trustee performs an appraisal of the units twice yearly on behalf of the ESOP.



The total number of Class A Units subject to an option may, but need not, vest and therefore become exercisable in periodic installments that may, but need not be equal. The vesting of individual options may vary in accordance with the terms and conditions of the individual option agreement provisions governing the option grant. Typically, the Board has granted options that vest in three equal installments seven, eight and nine years from the date of grant. Options have a ten-year term.

Upon a Change in Control, as defined in the Option Plan, any award subject to future vesting that was not previously exercisable will become fully exercisable and any performance conditions imposed with respect to awards will be deemed to be fully achieved. If an optionee's continuous service with Holdings or WinCo ends prior to the vesting of an option, the option will be cancelled. Vested options belonging to a disabled, terminated or deceased optionee must be exercised within 3 months of being terminated or within 12 months of the optionee becoming deceased or terminated by reason of the optionee's disability. In the event the optionee is at least sixty-two (62) years of age at the time the optionee ceases continuous service, all of the optionee's options will vest and be immediately exercisable. A termination of continuous service includes the termination of a director's service as a member of the Board (unless the terminated director remains otherwise employed by WinCo or Holdings), the termination of a manager's service as a member of WinCo's Board of Managers (unless the terminated manager remains otherwise employed by WinCo or Holdings) and the termination of a consulting arrangement in the case of consultants. Optionees are not required to exercise vested options under the Option Plan or otherwise. Vested shares which are not exercised prior to the expiration of the option are cancelled and returned to the Option Plan after such expiration for potential re-grant.

WinCo's obligation to issue Class A Units upon the exercise of the outstanding options under the Option Plan is subject to all applicable laws, rules and regulations and such government agencies as may be required, including all applicable Federal, state and foreign securities laws.

Options granted pursuant to the Option Plan are only transferable by the optionee by will or the laws of descent following the optionee's death and are exercisable during the optionee's lifetime only by the optionee. (See Section 11 of the Option Plan). Pursuant to the terms of the Option Plan, any attempt to transfer, assign, pledge, hypothecate or otherwise dispose of an option other than in accordance with the Option Plan will result in the option becoming null and void. Options may not be transferred upon the disability of the optionee. Notwithstanding the foregoing, an optionee may deliver notice to Holdings, in a form satisfactory to Holdings, designating a third party who, in the event of the optionee's death shall be entitled to exercise the option in accordance with the terms of the Option Plan. Further, with the written consent of Holdings, a



vested option may be transferred (by gift or domestic relations order) by an optionee solely to:

- members of the optionee's immediate family (children, grandchildren, or spouse);
- trusts for the benefit of such family members; or
- partnerships or limited liability companies where the only partners or members of such entity are the optionee and such family members.

Since the options typically vest towards the end of the option term, there is only a limited time that options are vested and unexercised and, therefore, transferable. Holdings undertakes to only consent to a transfer of the options if the transfer meets the requirements of Rule 701 of the Securities Act.

Under the Option Plan, options are granted without cash consideration. Option holders have no voting rights or other unitholder rights until they exercise their options and become the holders of record of the purchased units.

WinCo and Holdings do not offer and are not required to repurchase unvested options. WinCo and Holdings do not have any right to repurchase vested options. Once options are exercised, WinCo has the right to repurchase the underlying Class A Units and restrict the transferability of the same under WinCo's limited liability company agreement (the "LLC Agreement") as described below. (See LLC Agreement, Article XII). WinCo will only consent to a transfer of the underlying Class A Units if the transfer meets the requirements of Rule 701 of the Securities Act. WinCo and Holdings do not provide any other opportunity for option holders to receive any consideration or compensation for their options prior to the time of exercise and neither WinCo or Holdings is aware of any other market for these options.

Subject to approval by the Board of Managers of the LLC, the Board may amend, alter, suspend or terminate the Option Plan at any time, except that no such action may diminish or impair the rights under an option previously granted. Unless terminated earlier by the Board, the Option Plan will terminate upon the earliest to occur of (i) 10 years after the date on which the Board approves the Option Plan or (ii) the date on which all Class A Units available for issuance under the Option Plan have been issued as vested units upon the exercise of options.



Reliance

You may rely upon the foregoing summary of the terms of the Option Plan and any agreements evidencing the options granted under the Option Plan. In reviewing this letter, you may assume that we have included all relevant, material provisions of the Option Plan in that summary. WinCo and Holdings undertake that they will not amend any of the restrictive provisions on transfer or eligibility described above, which are part of the basis for the relief requested herein, and will not amend the Option Plan in a material manner, other than to change the number of Class A Units available for grant under the Option Plan or to reflect the undertakings of WinCo and Holdings stated herein, so long as WinCo and Holdings are relying on the relief granted in response to this request.

Additional Restrictions

The LLC Agreement contains provisions giving WinCo the ability to offer to repurchase Class A and Class C Units under one of three annual plans. The first plan provides that WinCo may repurchase up to 20% of the outstanding Class A and Class C units from any particular member annually, upon the member's consent, if the repurchase program is conducted on particular dates outlined in the LLC Agreement. (See LLC Agreement Section 12.6). Under the same annual program, WinCo also may offer to purchase up to 20,000 units from any member who is a giftee or inheritor of units from certain current or former employees of WinCo or Holdings (or up to 60,000 units if the certain current or former employee is or was a member of the Board or the Board of Managers of WinCo). (See id).

Under a second repurchase program contained in the LLC Agreement, WinCo may offer to purchase up to 20,000 units from members who are former employees, managers/directors or consultants of WinCo or Holdings, on an annual basis under the terms of the LLC Agreement. (See LLC Agreement Section 12.5). This repurchase program takes priority over the first repurchase program. (See LLC Agreement Section 12.6(a)).

Under the third program, WinCo may annually offer to purchase up to 10% of WinCo's total equity from members, less any amounts purchased in the first repurchase program. (See LLC Agreement Section 12.14). WinCo conducted an offering under this repurchase program which closed April 2, 2005.

The first and third programs are subject to the limitation that WinCo may only repurchase 10% of WinCo's total equity in a year. (See LLC Agreement Sections 12.6(b), 12.14(a) and 12.3(a)(iv)). Under all of these programs, if a member has less than 1,000 units, WinCo will offer to purchase all, but not less than all, of these units under the first program. (See LLC Agreement Section 12.6(a)). The repurchase price for the first and second programs is set by the Board of Managers of WinCo based on the appraisal of the Class A Units of WinCo provided by the ESOP trustee. (See LLC Agreement Sections 12.5(c) and 12.6(c)).

Under the LLC Agreement, as amended, WinCo has a right of first refusal with respect to any sales or gifts of units by members. (See LLC Agreement Sections 12.4 and 12.2). WinCo undertakes to exercise its right of first refusal with respect to these transfers. As a result, following an optionee's exercise of options and receipt of units pursuant to the Option Plan, except as described above, an optionee will not be able to transfer those Class A Units without offering those units first to WinCo. WinCo undertakes to only waive its right of refusal, in its discretion, to allow transfers (by gift or domestic relations order) to:

- members of the member's immediate family (children, grandchildren, or spouse);
- trusts for the benefit of such family members; or
- partnerships or limited liability companies where the only partners or members of such entity are the member and such family members.

Therefore, pursuant to the LLC Agreement, only transfers of units meeting the requirements of Rule 701 of the Securities Act would occur.

Pursuant to the publicly-traded partnership rules under the Code, in some limited situations, WinCo would not be able to exercise its right of first refusal with respect to sales or gifts of units by members. However, in this case, the LLC Agreement prevents any such transfers of Class A Units received upon exercise of an option from occurring. Additionally, the LLC Agreement prevents members from selling amounts that are not otherwise within the safe harbors provided by Treasury Regulation Section 1.7704-1. (See LLC Agreement Section 12.3(a)(iv)).

Further, under the LLC Agreement, WinCo has the right to repurchase all Class A and Class C Units and the right to repurchase Class A and Class C Units held by members holding less than a specified number of units, in each case at the then current fair value. (See LLC Agreement Section 12.7). WinCo may exercise this right upon the consent of the members holding a majority in interest of the outstanding units. Currently, Holdings holds a majority in interest of WinCo's outstanding units. In addition, if Holdings proposes to transfer all or substantially all of its Class B Units in WinCo pursuant to a bona fide offer, then Holdings has the right to force all other members to sell their units on the same terms and conditions as proposed by Holdings. (See LLC Agreement Section 12.8).



Finally, as described above, WinCo is subject to the publicly-traded partnership rules under the Code. Basically, under these rules WinCo will be treated as a corporation rather than a partnership for tax purposes if a trading market develops on which the units are readily tradable. Since WinCo does not incur a tax (separate from that imposed on its members) when it is treated as a partnership for tax purposes, WinCo intends to aggressively exercise its above rights to prevent it from becoming a publicly-traded partnership under the Code.

WinCo believes its right of first refusal will allow it to prevent all transfers, except in the limited circumstances described above which meet the requirements of Rule 701 of the Securities Act, and prevent an active trading market from developing. WinCo also believes that these repurchase rights curtail the interest of public investors in holding WinCo units.

Other than the repurchase rights described above, WinCo has no other repurchase rights with respect to outstanding options or Class A Units.

Legal Analysis

Securities Act Exemptions

It is our opinion that the options granted under the Option Plan were exempt from the registration requirements of the Securities Act by reliance on Section 4(2), Regulation D and/or Rule 701.

Any options granted in the future will continue to be issued in compliance with the Securities Act by reliance on Section 4(2), Regulation D and/or Rule 701. All current Option Plan participants, including consultants, qualify to receive options or rights under Rule 701, and future eligible participants, including consultants, will be individuals who would qualify to receive options under Rule 701.

Exchange Act Registration Requirements

As a general rule, Section 12(g) of the Exchange Act requires every issuer that meets the jurisdictional requirements of the Exchange Act and has total assets of more than $1 million and a class of equity security held of record by 500 or more persons to register that class of equity security under the Exchange Act. Pursuant to its authority under Section 12(h) of the Exchange Act, the Securities and Exchange Commission (the "Commission") has promulgated Rule 12g-1, which exempts from the registration requirements of Section 12(g) any issuer whose total assets on the last day of its most recent fiscal year did not exceed $10 million.

Section 12(g) was added to the Exchange Act by Section 3(c) of the Securities Act Amendments of 1964, Pub. L. 88-467; 78 Stat. 565 (the "1964 Amendments"). The purpose of Section 3(c) of the 1964 Amendments has been expressed in various ways. A release of the Commission, citing a report on its study that made the legislative recommendations on the basis of which the 1964 Amendments were enacted describes the scope of the registration and reporting provisions of the Exchange Act as extending "to all issuers presumed to be the subject of active investor interest in the over-the-counter market." Exchange Act Release No. 18189, October 20, 1981(citing Report of the Special Study of Securities Markets of the Securities and Exchange Commission, House Committee on Interstate and Foreign Commerce, H.R. Doc. No. 95, pt. 3, 88th Cong. 1st Sess. (1963) at pages 60-62).

A subsequent release of the Commission indicates that the numerical thresholds contained in Section 12(g) were selected because it was believed "that issuers in these categories had sufficiently active trading markets and public interest and consequently were in need of mandatory disclosure to ensure the protection of investors." Exchange Act Release No. 23407, July 8, 1986.

The above authorities suggest that it was not the intent of Congress to require Exchange Act registration of an equity security unless that security was "publicly-traded" or "traded in the over-the-counter market" or was the subject of "active investor interest in the over-the-counter market" or "active trading markets and public interest." There is no active market for the trading of WinCo units.

Authority of Commission to Grant Relief

Section 12(h) of the Exchange Act authorizes the Commission to exempt an issuer from the registration requirements of Section 12(g) if the Commission finds, "by reason of the number of public investors, the amount of trading interest in the securities, the nature and extent of the activities of the issuer, the income or assets of the issuer or otherwise, that such action is not inconsistent with the public interest or the protection of investors."

Section 3(a)(11) of the Exchange Act defines "equity security" to include not only any stock or similar security, but also any warrant or right to subscribe for or purchase any stock or similar security. In the March 2001 Update, the Commission indicated that stock options are a separate class of equity security and that an issuer with options held by 500 or more persons and assets of more than $10 million would be subject to the registration requirements of Section 12(g) of the Exchange Act, unless an exemption or other relief from those registration requirements were granted.

Currently, there are no public investors who hold WinCo's units or Holding's options, and neither the units nor the options to purchase units are publicly traded. There are only 3 members who hold Class A Units and who have not been employees, managers/directors or consultants of WinCo or Holdings, or who are not giftees or inheritors of units from such employees, managers/directors or consultants. All 3 of these members have a personal relationship with WinCo management and bought their WinCo securities directly from former employees of Holdings who were seeking immediate liquidity. We reasonably believe that all 3 members are accredited investors under the Securities Act. All of the options are held by current employees and managers/directors of WinCo or Holdings. We believe the history of the 1964 Amendments makes clear that Congress did not intend Section 12(g) to require companies to register a class of equity security under such circumstances.

Accordingly, we believe that it would be appropriate for the Commission to grant WinCo and Holdings an exemption or no-action relief from the registration requirements of Section 12(g) for any and all options granted under the Option Plan.

Number of Public Investors

Section 12(h) of the Exchange Act specifies a number of factors to be considered in reviewing an application for exemption from Section 12(g). The first of these factors is the number of public investors in the issuer. Because Holdings grants options without cash or other tangible consideration, the Staff should not consider optionholders to be public investors in WinCo or Holdings. The first time that these optionholders have the opportunity to become public investors in WinCo or Holdings is when they make the investment decision to exercise their options. Futhermore, all of the WinCo members are current or former employees or managers/directors of WinCo or Holdings or giftees or inheritors of units from current or former employees, managers/directors or consultants of WinCo or Holdings. The only exceptions are Holdings, entities affiliated with Endeavour (which has a representative on the Board) and 3 private investors who purchased their WinCo securities from former employees of WinCo. These 3 investors have a personal relationship with WinCo management and we reasonably believe they are accredited investors under the Securities Act. There is no current active trading market for the units and WinCo has a relationship with all of the members beyond their status as members.

WinCo undertakes to exercise its first refusal rights with respect to all proposed sales or dispositions of units during the period the exemptive relief request by this letter is in effect. Pursuant to the publicly-traded partnership rules under the Code, in some limited situations, WinCo would not be able to exercise its right of first refusal with respect to sales or gifts of units by members. However, in this case, the LLC Agreement prevents any such transfers of Class A Units received upon exercise of an



option from occurring. WinCo undertakes to only waive its right of first refusal, in its discretion, to allow transfers (by gift or domestic relations order) to:

- members of the member's immediate family (children, grandchildren, or spouse);
- trusts for the benefit of such family members; or
- partnerships or limited liability companies where the only partners or members of such entity are the member and such family members.

The March 2001 Update indicated that a condition for relief is that options be transferable only on death or disability and "the stock received on exercise of the option may not be transferable, except back to the company or in the event of death or disability." As noted in the UTI Corporation No-Action Letter (publicly available December 7, 2001) and the Headstrong Corporation No-Action Letter (publicly available February 28, 2003), we believe "such limited transfers as allowable under Rule 701 should not be deemed to be in violation of the foregoing condition of the March 2001 Update; otherwise, companies such as the Company which relied on the transferability provisions of Rule 701 of the Securities Act in structuring the option grants and stock issuances under the plan would now be denied the benefit of exemptive relief under Rule 12(h)." We believe that the transfers of options and units pursuant to the limited transfer provisions above comply with Rule 701 of the Securities Act and are not in violation of the March 2001 update.

Rule 701 exempts offers and sales of securities to employees, directors, officers, consultants and their *family members* who acquire such securities from such persons through gifts or domestic relations orders. For purposes of Rule 701 of the Securities Act, "family member" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse, former spouse, sibling, niece, nephew, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law, including adoptive relationships, any person sharing the employee's household (other than a tenant or employee), a trust in which these persons have more than fifty percent of the beneficial interest, a foundation in which these persons (or the employee) control the management of assets, and any other entity in which these persons (or the employee) own more than fifty percent of the voting interests. Because the limited transfer provisions in the Option Plan and the LLC Agreement comply with Rule 701 of the Securities Act, we believe such limited transfer provisions are consistent with Staff precedent and should be permitted to remain in the Option Plan or the LLC Agreement during the period any exemptive relief requested by this letter is in effect.

Additionally, the LLC Agreement prevents members from selling amounts that are not otherwise within the safe harbors provided by Treasury Regulation Section 1.7704-1. (See LLC Agreement Section 12.3(a)(iv)).



As a result, we do not believe an active trading market will develop for the resale of the Class A Units received pursuant to options and we do not expect that the currently outstanding options under the Option Plan will result in any significant number of public investors in WinCo or Holdings.

The Option Plan contains provisions which allow terminating employees to retain their options for a certain period of time, to the extent those options are vested at the time of such termination, rather than require such individuals to forfeit those vested options upon their termination of employment. Such provisions should not, however, be deemed to create a class of public investors. First, those terminated employees are not required to make any investment decision with respect to their options unless and until they exercise such options. Although the employment relationship will have terminated, those individuals will, as indicated below, continue to be provided with financial information concerning WinCo and Holdings during the period their options remain outstanding. Outstanding options cannot be transferred or assigned, except by will or the laws of inheritance following the optionee's death (and certain other exceptions described below), and any such transferees will acquire such options subject to the same transfer restrictions as then in effect. Finally, pursuant to the March 2001 update, the Commission has indicated that permitting former employees to retain their vested options would not preclude the Commission from granting the relief requested hereunder.

Trading Interest

The second factor listed in Section 12(h) is the level of trading interest in the issuer's equity securities. The options which Holdings has granted under the Option Plan are not transferable other than by will or the laws of inheritance following the optionee's death or back to Holdings; provided, however, that with the written consent of Holdings, a vested option may be transferred (by gift or domestic relations order) by an optionee solely to:

- members of the optionee's immediate family (children, grandchildren, or spouse);
- trusts for the benefit of such family members; or
- partnerships or limited liability companies where the only partners or members of such entity are the optionee and such family members.

Although the outstanding options under the Option Plan, when vested, are exercisable for the underlying WinCo units, those Class A Units are not, in effect, freely transferable because they are first subject to the publicly-traded partnership restrictions under the Code, second to WinCo's repurchase and first refusal rights with respect to any proposed sale or disposition of the Class A Units, and third to transfer restrictions in the LLC Agreement if WinCo is unable to exercise its right of first refusal because of the publicly-traded partnership restrictions under the Code. (See LLC Agreement Article XII). As indicated, Holdings undertakes to consent to a transfer of options only if the transfer meets the requirements of Rule 701 of the Securities Act. WinCo undertakes to exercise its right of first refusal for any units acquired upon exercise of these options during the period WinCo is relying on the requested exemptive relief under Section 12(h) of the Exchange Act. Furthermore, WinCo will only consent to a transfer of units acquired upon exercise of options if the transfer meets the requirements of Rule 701 of the Securities Act.

As a result of these various transfer restrictions and the repurchase and first refusal rights possessed by WinCo, there will be no opportunity for any trading in the options or the option units to take place, or any trading interest in those securities to develop.

Nature of Issuer

The last factor mentioned in Section 12(h) is the nature and extent of the activities of the issuer and the income or assets of the issuer. As discussed above, WinCo has substantial assets, a strong balance sheet, and significant net earnings. WinCo is largely employee owned and substantially all of WinCo's assets and income are attributable to its business operations. Options under the Option Plan are not expected to provide any significant funding to WinCo or Holdings and are designed to serve as a compensation vehicle and not as a mode of capital- raising.

We acknowledge that were there sufficient public ownership of WinCo's securities or a trading interest in those securities, then consideration of the size or nature of WinCo's business would not alone justify granting relief from the registration requirements of Section 12(g). However, because WinCo has no public investors and there is no trading interest in its securities, we believe that the purposes for which Section 12(g) was enacted would not be advanced by requiring WinCo to register the options granted under the Option Plan.

Information Available to Option Holders

As a private company, neither WinCo nor Holdings is required to distribute its financial statements to all of its members or stockholders. For so long as WinCo and Holdings are relying on the relief granted pursuant to this request, they undertake to deliver free of charge to each optionee and member, whether a current or former employee, the materially equivalent Exchange Act registration statement, annual report and quarterly report information they would have received had the options been registered under Section 12 of the Exchange Act, including the following:



- an annual report, including audited annual financial statements of WinCo and Holdings, on a consolidated basis, for each fiscal year beginning after the date this request is granted, prepared in accordance with generally accepted accounting principles ("GAAP"), delivered no later than 120 days after year end;

- quarterly reports containing unaudited quarterly financial statements of WinCo and Holdings, on a consolidated basis, for each fiscal quarter beginning after the date this request is granted, prepared in accordance with GAAP, delivered no later than 60 days after quarter end;

- Exchange Act registration statement information materially equivalent to the information WinCo and Holdings would have provided had they registered the class of securities under Section 12, delivered promptly after the date this request is granted. (See LLC Agreement Section 11.11)

The Chief Executive Officer and Chief Financial Officer of WinCo undertake to provide the certification contained in the first three paragraphs of the certification required by Section 302 of the Sarbanes-Oxley Act of 2002, for each report and statement provided above.

In addition, WinCo will provide an IRS Schedule K-1 to each member following the end of each fiscal year. (See id.) WinCo will deliver the information above by mail and will not require members to execute a non-disclosure agreement to receive this information. However, Section 16.21(c) of the LLC Agreement contains certain non-disclosure provisions that will apply to any optionees who exercise their options and become members of WinCo.

Prior Grants of Exemptive Relief

The Commission staff has previously granted no-action relief to numerous other applicants with more than 500 option holders. See, e.g., Tality Holdings, Inc., SEC No-Action Letter (September 19, 2001); Gen-Probe Incorporated, SEC No-Action Letter (August 15, 2001); NewSouth Holdings, Inc., SEC No-Action Letter (August 6, 2001); AMIS Holdings, SEC No-Action Letter (July 30, 2001); Mitchell International Holding, Inc., SEC No-Action Letter (December 27, 2000) and General Roofing, SEC No-Action Letter (April 5, 2000). Generally, the requirements established in those letters, together with the March 2001 Update, include the following:

1. Options have been and will be granted under the option plan only to employees, non-employee directors and such other eligible participants of the



issuer and its majority-owned subsidiaries that would qualify to receive options under Rule 701.

2. Options could be issued under the option plan without consideration, and at fair market value exercise prices, for the purposes of incentivizing employees to work to improve share value.

3. Holders of options granted under the option plan are under no obligation to exercise those options.

4. Options granted under the option plan are non-transferable, except by will or the laws of descent or distribution or pursuant to Rule 701 of the Securities Act.

5. The stock received on exercise of the options is not freely transferable and is subject to the company's right of first refusal or right of repurchase.

6. The company has agreed to make the required undertakings relative to the delivery of equivalent Exchange Act registration statement and financial information as it would have provided had it registered the class of securities under Section 12 of the Exchange Act.

Conclusion

Because of the absence of both public investors and trading interest with respect to the securities of WinCo and Holdings, we are of the opinion that: (i) WinCo's and Holding's disclosure obligations as provided herein are materially equivalent to the Exchange Act registration statement, annual report and quarterly report information it would be obligated to provide investors had WinCo and Holdings registered the options under Section 12 of the Exchange Act; and (ii) the relief requested by WinCo and Holdings is consistent with Federal securities laws. We respectfully request that you issue an order pursuant to Section 12(h) of the Exchange Act, or otherwise take a no-action position, relieving WinCo and Holdings from the registration requirements of Section 12(g) of the Exchange Act with respect to the options granted and to be granted under the Option Plan.

We further request that this order or grant of no-action relief remain in effect until the date WinCo or Holdings first registers any class of its securities under the Securities Act or until WinCo or Holdings becomes subject to the reporting requirements of the Exchange Act with respect to any other class of its securities.


HOLLAND&HART LLP

A copy of the LLC Agreement, as amended, the Bonus Plan and the Option Plan have been previously provided to the SEC staff. If you need any additional information regarding this letter, or if we may otherwise be of assistance, please telephone the undersigned at (303) 295-8526.

Sincerely,

Michael L. Weiner

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